Exhibit (a)(1)(K)

Alert - displayed on entry page before Exchange window opens (Sept 21 to Sept 28)

Alert - displayed on entry page when Exchange window opens (starting Sept 28) for employees with eligible options.

Alert - displayed on entry page when Exchange window opens (starting Sept 28) for employees withOUT eligible options.

Alert - displayed on entry page after employees with eligible options register their decision in the tool for ALL their grants